FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending September 2015

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

--

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
--

GlaxoSmithKline plc

Notification of Transactions of Directors, Persons Discharging Managerial Responsibilities or Connected Persons

In accordance with DTR 3.1.4R(1)(a) and (c) I give below details of changes in the interests of a Person Discharging Managerial Responsibilities ('PDMR') and their Connected Person, in the Ordinary Shares of GlaxoSmithKline plc ('GSK'):

PDMR	Connected Person	Ordinary Shares
Abbas Hussain		The sale of 152,901 GSK Ordinary Shares at a price of £12.39 per share on 29 September 2015.
	Susan Hussain	The purchase of 149,609 GSK Ordinary Shares at a price of £12.54 per share on 30 September 2015.

The Company was advised of these transactions on 30 September 2015.

V A Whyte
Company Secretary

30 September 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: September 30, 2015

By: VICTORIA WHYTE
----------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc